Exhibit 1.2

chinadotcom Portal Selected as Exclusive Online Partner for
China’s 10th National Games

     Exclusive online partnership demonstrates www.china.com’s online capabilities and its unique branding position in China

     Hong Kong June 01, 2004 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced its China portal, www.china.com, has been selected by the organizing committee of The 10th China National Games (“the Committee”) as the exclusive online partner for The 10th China National Games which will be held in October 2005 in Jiangsu province, China. As the exclusive online partner for the event, the www.china.com portal was granted the exclusive right to build and support both the official and commercial websites and develop the related online activities for the entire event. In addition to the exclusive online partnership, the www.china.com portal was also selected as a Top 10 Partner and has the official right to provide mobile applications services for the event.

     John Xiao, Chief Executive Officer of hongkong.com Corporation, said, “We are pleased to be selected as the exclusive online partner for this nationwide sports event in China. The 10th China National Games, with full support from the Chinese government, is a pre-2008 Olympic Games event to be hosted in China which has widely aroused public interest and attention. The exclusive online partnership demonstrates our strong online capabilities and our unique brand, www.china.com.”

     The inauguration of The 10th China National Games official website, www.10thgames.org.cn, was held in Nanjing last week. Government officials, representatives from the Committee and the www.china.com portal were invited to attend the ceremony. China’s National Games are held once every four years in China and this is the first time that an exclusive partnership has been granted to an Internet company.

     As the exclusive online partner, the www.china.com portal will develop online marketing campaigns, sponsorship programs, games as well as mobile applications activities such as SMS (text message), IVR (Interactive Voice Response) services, MMS (color messaging) and WAP (Wireless Application Protocol) for The 10th China National Games. As part of its marketing campaign, the www.china.com portal has launched a quiz game related to this event to generate market awareness and public interest. Such promotional activities should further strengthen its sports channel and are expected to attract more online advertisers.

     “The 10th China National Games are certainly one of the hottest events of the year. We believe that in addition to driving page views for our portal, as an online partner for this nation-wide sports event, it should enable us to generate additional online advertising and mobile applications revenues,” said Paul Jin, General Manager of the www.china.com portal.

     In addition to the current quiz about The 10th China National Games, the www.china.com portal will launch a series of online and wireless applications marketing campaigns as initiatives to drive the growth of page views and attract online advertisers.

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About chinadotcom corporation

     chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,400 employees with operations in over 14 countries.

     For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

     This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings or submissions with the United States Securities and Exchange Commission, including its Annual Report for the year ended December 31, 2003 on Form 20-F filed on May 7, 2004.

For further information, please contact:

Media Relations		Investor Relations
Jane Cheng, Public Relations Manager		Craig Celek, Vice President, Investor Relations
Tel	: (852) 2961 2750	Tel	: 1-212-661-2160
Fax	: (852) 2571 0410	Fax	: 1-973-591-9976
e-mail	: jane.cheng@hk.china.com	e-mail	: craig.celek@hk.china.com